Form C

Cover Page

Name of issuer:

San Diego Tempeh LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 2/8/2019

Physical address of issuer:

1305 Simpson Way suite a, CA
Suite A
Escondido CA 92029

Website of issuer:

https://sandiegotempeh.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

SAFE + Revenue Share

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in

increments of $1; each investment is convertible to one share of unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$400,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$178,619.00	$196,855.00
Cash & Cash Equivalents:	$49,985.00	$14,618.00
Accounts Receivable:	$20,705.00	$35,211.00
Current Liabilities:	$152,157.00	$89,821.00
Non-Current Liabilities:	$212,540.00	$225,594.00
Revenues/Sales:	$315,092.00	$327,156.00
Cost of Goods Sold:	$53,970.00	$78,918.00
Taxes Paid:	$0.00	$0.00
Net Income:	($55,017.00)	($11,144.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Max Petrich	CEO	Cultured Foods	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Max Petrich	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
Max Petrich	50%+

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
>
> San Diego Tempeh LLC was incorporated in 2019 and has a limited operating history upon which investors can evaluate our business and prospects. As a small-scale food manufacturer in the growth stage, we face significant uncertainty regarding our ability to scale production, maintain product quality, expand distribution, and achieve sustainable profitability. Our business model depends on successfully penetrating a competitive market for plant-based protein products and establishing long-term relationships with retail and food service customers. There is no assurance that our tempeh products will achieve or maintain sufficient market acceptance to support our business plan, or that we will be able to execute our growth strategy successfully. If we are unable to scale our operations effectively or if demand for our products does not meet expectations, our business, financial condition, and results of operations will be materially adversely affected.
>
> Our success depends heavily on the continued services and performance of our small team of three employees, including our founder and key management personnel. The loss of any key employee could significantly disrupt our operations, particularly given our limited staff and the specialized knowledge required to manufacture tempeh and manage our distribution network. We face challenges in attracting and retaining qualified personnel due to our size, limited resources, and competition from larger food companies that can offer more competitive compensation packages. We do not maintain key person life insurance on any of our personnel. If we lose the services of one or more key employees and are unable to find suitable replacements in a timely manner, our ability to manufacture products, maintain quality standards, manage customer relationships, and execute our business plan could be severely impaired, which would materially harm our business and prospects.
>
> Our tempeh products are highly perishable and require continuous refrigeration throughout the supply chain from production through retail sale. We are dependent on maintaining proper cold chain logistics, including refrigerated storage, transportation, and retail display. Any disruption in refrigeration, delays in transportation, equipment failures, power outages, or improper handling by distributors or retailers could result in product spoilage, quality degradation, or food safety issues. The short shelf life of our products limits our ability to maintain inventory buffers, increases the risk of product waste, and requires precise coordination with distributors and retailers to ensure product freshness. Product recalls, whether voluntary or mandated, could result from temperature control failures and would be costly and damaging to our brand reputation. These inherent risks of perishable food manufacturing and distribution could materially adversely affect our business, results of operations, and relationships with retail and food service customers.
>
> Our business model depends significantly on maintaining relationships with retail

stores, natural food co-ops, and restaurant partners for product distribution. We have limited control over the merchandising, promotion, and shelf placement of our products in retail locations. The loss of key retail accounts or a reduction in orders from major customers could significantly impact our revenue and profitability. Retail partners may discontinue carrying our products due to changes in their product selection strategies, competitive pressures, consumer demand shifts, or dissatisfaction with our products or service. Additionally, consolidation in the natural foods retail sector or changes in purchasing decisions at key accounts could reduce our distribution footprint. Our expansion into new geographic markets depends on our ability to establish new retail and food service relationships, which requires significant time and resources with no guarantee of success. If we are unable to maintain existing distribution relationships or successfully expand our retail presence, our growth prospects and financial performance would be materially adversely affected.

We have incurred losses since our inception and may continue to experience losses as we invest in production capacity, expand our distribution network, develop new sales channels, and build brand awareness. The food manufacturing industry typically requires significant upfront capital investment and ongoing operational expenditures before achieving profitability. Our path to profitability depends on numerous factors, many of which are outside our control, including our ability to increase sales volume, achieve favorable pricing with suppliers, optimize production efficiency, manage operating expenses, and compete effectively in the plant-based foods market. Even if we achieve profitability, we may not be able to sustain or increase profitability on a consistent basis. There is no assurance that we will ever achieve or maintain profitability, and investors should be prepared for the possibility that we may continue to incur losses for an extended period or indefinitely. Continued losses would impair our ability to fund operations, execute our growth strategy, and provide any return to investors.

The plant-based protein and alternative protein markets are highly competitive and rapidly evolving, with numerous established competitors and new entrants. We face competition from large food manufacturers with substantially greater financial resources, production capacity, distribution networks, marketing budgets, and brand recognition. Competitors include other tempeh manufacturers, as well as producers of alternative plant-based proteins such as tofu, seitan, plant-based meat substitutes, and other soy-based products. Many of our competitors have the ability to devote greater resources to product development, promotional campaigns, and competitive pricing strategies. Additionally, major food companies have increasingly entered the plant-based foods sector, intensifying competitive pressures. We may be unable to compete effectively on price, product quality, brand awareness, or distribution reach. If we cannot differentiate our products sufficiently or maintain competitive positioning, we may lose market share, experience pricing pressure, or be unable to achieve our growth objectives, any of which would materially adversely affect our business and financial performance.

Our distribution network spans the Western United States and Hawaii, creating logistical complexities and transportation costs that impact our profitability. Shipping perishable refrigerated products across long distances, particularly to Hawaii and other remote markets, involves higher costs and greater risk of distribution delays or temperature control failures. We are dependent on third-party transportation providers and freight logistics companies to deliver our products in a timely manner while maintaining proper refrigeration. Increases in fuel costs, transportation rates, or shipping disruptions could significantly impact our margins and ability to serve distant markets profitably. Additionally, our current geographic footprint may limit our growth potential if we are unable to expand into new regions cost-effectively. Natural disasters, such as wildfires, earthquakes, or severe weather events common in our operating regions, could disrupt our supply chain, damage our production facility, or impair our ability to reach customers, any of which could materially adversely affect our operations and financial performance.

As a food manufacturer, we are subject to extensive regulation by federal, state, and local authorities, including the Food and Drug Administration (FDA), the U.S. Department of Agriculture (USDA), and state health departments. We must comply with food safety regulations including the Food Safety Modernization Act (FSMA), Current Good Manufacturing Practices (cGMP), Hazard Analysis and Critical Control Points (HACCP) requirements, and various labeling and packaging regulations. We are subject to periodic inspections by regulatory authorities, and any finding of non-compliance could result in warning letters, fines, production shutdowns, product recalls, or restrictions on our ability to manufacture or sell our products. Changes to food safety regulations or the adoption of new requirements could necessitate modifications to our production processes, facility upgrades, additional testing protocols, or enhanced record-keeping systems, all of which would increase our compliance costs. Our use of organic ingredients subjects us to additional certification requirements and oversight. Any failure to maintain compliance with applicable food safety and labeling regulations, or any foodborne illness outbreak associated with our products, could result in significant legal liability, reputational damage, loss of customer confidence, and material adverse effects on our business and financial condition.

Our products are positioned in the premium natural and organic foods segment and are sold at price points higher than conventional protein alternatives. During economic downturns, recessions, or periods of reduced consumer spending, customers may reduce purchases of premium-priced specialty foods in favor of

customers may reduce purchases of premium-priced specialty foods in favor of lower-cost alternatives. Our target customers—health-conscious consumers who shop at natural food stores and patronize vegan and vegetarian restaurants—may be particularly sensitive to discretionary spending reductions during economic uncertainty. Additionally, our retail partners, including independent natural food stores and restaurants, may face financial pressures during economic downturns that could lead to business closures, reduced inventory purchases, or delayed payments. Inflation, rising food costs, and general economic uncertainty could negatively impact consumer demand for our products and the financial stability of our distribution partners. Any sustained reduction in consumer spending on premium plant-based foods would materially adversely affect our sales, revenue growth, and financial performance.

Our direct-to-consumer sales and planned marketplace expansion depend on third-party technology platforms, including our Shopify-powered online store and associated payment processing, hosting, and e-commerce infrastructure providers. We have limited control over these platforms and are vulnerable to service disruptions, technical failures, security breaches, changes in terms of service, or fee increases imposed by these providers. Any significant downtime, technical issues, or discontinuation of services by these third-party platforms could disrupt our online sales, damage customer relationships, and result in lost revenue. Additionally, our ability to reach customers through digital marketing depends on search engines, social media platforms, and online advertising networks, all of which frequently change their algorithms, policies, and pricing structures. Changes to these platforms or increased competition for online customer acquisition could increase our marketing costs or reduce the effectiveness of our digital marketing efforts. Our planned expansion into a curated marketplace for fermented foods would increase our dependence on e-commerce technology and expose us to additional operational, technical, and customer service risks associated with operating an online marketplace.

The securities offered in this offering are a hybrid instrument combining a Simple Agreement for Future Equity (SAFE) with a revenue sharing arrangement. This structure is complex and creates multiple layers of uncertainty for investors. The SAFE component means investors will not receive equity immediately but rather a contractual right to receive equity in the future upon the occurrence of specific triggering events such as a future priced equity financing, acquisition, or initial public offering. The terms of conversion, including the valuation at which the SAFE converts to equity, will not be determined until a future triggering event occurs, and there is no guarantee that such an event will ever occur. The revenue sharing component obligates the company to pay investors a percentage of revenue until a specified cap is reached, which creates ongoing cash flow obligations that could constrain our ability to invest in growth or operations. The interaction between these two components creates additional complexity and potential conflicts, as revenue payments reduce cash available for business operations while the SAFE conversion terms remain uncertain. Investors may find it difficult to value these securities or understand their potential returns. This hybrid structure has not been widely tested in the market, and there is limited precedent for how these instruments perform or how disputes regarding their terms might be resolved.

An investment in these securities is highly illiquid and should be considered a long-term investment with an indefinite holding period. There is no public market for these securities, and none is expected to develop in the foreseeable future. The securities have not been registered under the Securities Act of 1933 or any state securities laws, and they may not be sold or transferred except in compliance with applicable securities laws, which significantly restricts transferability. Even if the SAFE converts to equity in the future, those equity securities will also be restricted and illiquid unless the company conducts a registered public offering or is acquired, neither of which may ever occur. Investors are subject to a minimum one-year holding period under federal securities laws before any resale can be attempted, and even after that period, resale opportunities will be extremely limited. Investors should not invest in these securities unless they are prepared to hold the investment indefinitely and can afford the complete loss of their investment. The lack of liquidity means investors will be unable to access their invested capital for an extended and uncertain period, and there is no assurance that any liquidity event will ever occur or that investors will be able to recover any portion of their investment.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in

the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds:
→ 30.3% in automated equipmen
→ 25.2% eliminates high-interest debt
→ 17.7% for sales and marketing
→ 19.9% builds a Direct-to-Consumer marketplace—not just our products, but a curated selection of the best fermented foods in America. We're creating the go-to destination for probiotic enthusiasts nationwide.
→ 6.9% Wefunder Fee

If we raise: **$400,000**

Use of Proceeds:
→ $120K in automated equipment—doubles our capacity, cuts labor costs 50%
→ $100K eliminates high-interest debt—saves us $17,400 every year, starting immediately
→ $70K for sales and marketing—adds 40+ restaurant partners and expands us into hundreds more premium retailers
→ $75K builds a Direct-to-Consumer marketplace—not just our products, but a curated selection of the best fermented foods in America. We're creating the go-to destination for probiotic enthusiasts nationwide.
- 6.9% Wefunder Fee
With the maximum fundraise target, we will be able to pay down high interest loans. We will also have the funds to allocate towards automated equipment, sales, marketing and our new DTC site.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Terms of the Revenue Share Agreement:

The company is issuing agreements to investors entitling them to repayment based on company revenues. Each investor's principal is the amount invested. Profit Shares means each investor's allocated portion of the Company's net earnings, calculated as Gross Revenues less all documented operating expenses, cost of goods sold, taxes, debt service obligations, and other Company liabilities, as determined by the Company in accordance with its governing documents, without any guaranteed minimum amount or timing of distribution. The company will use 50% of Profit Shares (the "Revenue Percentage") to repay investors. These payments will be made quarterly, within 30 days of the end of each Measurement Period, starting 180 days after the effective date of the agreement.

Each payment will be distributed pro rata among all investors based on the size of their investment. The company will continue making payments until each investor has received 2x their original investment (the "Repayment Amount"), provided that the company may defer up to one quarterly payment upon advance notice to investors (a "Permitted Deferral").

The company may prepay all or part of the amounts due at any time. Prepayments must also be made pro rata to all investors based on their respective Payment Amounts.

The company's repayment obligation to each investor is on parity with all other agreements issued in the same offering. If funds are insufficient to repay all agreements in full, payments will be made pro rata among all investors.

In the event of default — including missed payments (except Permitted Deferrals, within five business days of the due date), a voluntary bankruptcy or insolvency filing, a general assignment for the benefit of creditors, or an involuntary bankruptcy petition that is not dismissed within 60 days — all unpaid principal and other amounts become immediately due and payable.

Payments under this agreement are treated as loan repayments for financial, tax, and all other applicable purposes, not as equity. Investors who receive more than their pro rata share of any payment must return the excess to the company to be redistributed ratably among all investors.

The agreement does not grant investors any voting rights, management rights, or equity ownership unless and until the SAFE component converts in connection with a future Equity Financing or Liquidity Event.

Terms of the SAFE:

We are offering a Simple Agreement for Future Equity (SAFE) that provides investors the right to receive units of the Company's capital unit, if and when the Company conducts an Equity Financing, experiences a Liquidity Event, or undergoes a Dissolution Event.

Equity Financing:

If the Company conducts an Equity Financing (a bona fide transaction in which the Company issues and sells Preferred Unit at a fixed valuation, whether pre-money or post-money), the SAFE will automatically convert into the greater of:

1. The number of Standard Preferred Units equal to the Purchase Amount divided by the lowest price per unit offered to new investors in that financing; or

2. The number of Safe Preferred Units equal to the Purchase Amount divided by the Safe Price, based on a Post-Money Valuation Cap of $3,500,000.

Safe Preferred Units will have the same rights, privileges, preferences, seniority, and liquidation multiples as Standard Preferred Units, except that any price-based preferences (such as per unit liquidation amounts, initial conversion price, and per unit dividend amounts) will be based on the Safe conversion price. Safe Preferred Units carry no voting rights, unless otherwise required by law.

Liquidity Event:

If there is a Liquidity Event (a Change of Control or Initial Public Offering) before the termination of this Agreement, the SAFE entitles the investor to receive the greater of:

1. The Repayment Amount (2x the original investment), paid in cash immediately prior to or concurrent with the closing of the Liquidity Event; or

2. The value of the number of Common Units equal to the Repayment Amount divided by the Liquidity Price (Post-Money Valuation Cap divided by the Liquidity Capitalization).

If the Company needs to qualify the transaction as a tax-free reorganization under U.S. federal income tax law, it may reduce the cash portion of the payout, provided the total value received remains the same and the reduction is applied pro rata to all securityholders with equal priority.

In a Liquidity Event or Dissolution Event, investor payouts under the Cash-Out Amount are:

- Junior to outstanding indebtedness, creditor claims, and contractual claims for payment, including convertible promissory notes not converted into Capital Unit;

- Equal in priority with other SAFE and Preferred Unit holders; and

- Senior to holders of Common Unit.

Dissolution Event:

If the Company dissolves, winds up, or terminates operations before this Agreement expires, investors will receive their Repayment Amount (2x the original investment) after Senior Preferred Holders are paid any amounts due to them under the Company's Certificate of Incorporation or Operating Agreement. If the Company's assets are insufficient to pay all Cash-Out Investors their respective Repayment Amounts in full, all available assets will be distributed with equal priority and pro rata among all Cash-Out Investors in proportion to their respective Repayment Amounts.

Repurchase Option:

If the Company determines it is likely to trigger SEC reporting requirements under Section 12(g) of the Securities Exchange Act of 1934 due to too many unitholders of record, it may repurchase this Agreement from the investor for the greater of:

- The Repayment Amount (2x the original investment); or

- The fair market value of the SAFE as determined by an independent appraiser regularly engaged in the valuation of securities.

If an Equity Financing occurs within three months of such repurchase and the Safe Preferred Units the investor would have received had the repurchase not occurred would have been worth more than the repurchase price, the Company must pay the investor the difference promptly following the closing of that Equity Financing.

MFN Provision:

If the Company issues any Subsequent Convertible Securities prior to termination of this Agreement, it will promptly notify investors and provide copies of all

of this Agreement, it will promptly notify investors and provide copies of all related documentation. If an investor determines that the terms of those Subsequent Convertible Securities are more favorable, the Company agrees to amend and restate this Agreement to match those terms.

Securities Issued by the SPV:

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights:

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor:

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability:

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Units	42235	42,235	Yes
Common Units	964419	964419	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion	
Warrants:		
Options:	Total Pool:	Issued:

Describe any other rights:

Key differences and special rights of Preferred Units:
Distribution priority: When the company makes distributions, Preferred Unit holders get paid first — they receive their unreturned capital contributions back pro rata before anyone else. After Preferred is made whole, then all holders share by Pro Rata Percentage.
Liquidation preference: On a wind-down, after paying debts and setting aside reserves, the waterfall is: (1) Preferred holders get return of capital contributions, (2) Common holders get return of capital contributions, (3) everything remaining goes to all holders by Pro Rata Percentage. So Preferred gets its money back before Common sees anything.
Protective provisions: The company cannot do any of the following without a majority vote of the Preferred Unit holders specifically: alter or change the rights of Preferred Units, increase or decrease the authorized number of Preferred Units, or redeem any Units. This gives the Preferred investor a veto over changes that would dilute or diminish their position.
Rights that are the same across both classes: both classes get one vote per unit, both have preemptive rights on new issuances, and both participate in allocations of Net Profits and Losses. Transfer restrictions (right of first refusal, drag-along, tag-along, market stand-off) apply equally to all holders.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit

the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

These are examples and would need to be tailored to the particular instrument offered. This should be used as a guide only. It is important that you accurately describe your current and planned valuation methods and include all information that would be material to investors with respect to their decision to invest in the securities you are offering, and that you do not omit any information that would cause the included information to be false or misleading.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

- unrelated third party valuations of our common unit;
- the price at which we sell other securities, such as convertible debt or preferred unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the lack of marketability of our common unit;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company,

the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	QuickBooks Term
Amount	$124,000.00
Outstanding principal plus interest	$102,526.00 as of 03/20/26
Interest rate	15.5% per annum
Maturity date	07/27/26
Current with payments	Yes

Loan

Lender	SBA EIDL
Amount	$106,600.00
Outstanding principal plus interest	$106,933.00 as of 03/20/26
Interest rate	3.75% per annum
Current with payments	Yes

Loan

Lender	SBA 7A (Heritage Bank)
Amount	$47,274.00
Outstanding principal plus interest	$42,526.00 as of 03/20/26
Interest rate	11.0% per annum
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes

☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Overview of the Business and Financial Condition:
San Diego Tempeh, LLC ("the Company") was formed in California in 2019. The Company provides fermented foods to retailers and food service partners.

We are an early-stage company and have incurred operating losses and negative cash flows from operations since inception. We expect to continue to incur operating losses in the near term.

As of March 16, 2026 we had cash and cash equivalents of approximately $21,000.

Business and Operating Uncertainty
Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period

Financial Condition:
As of December 31, 2025, we had cash and cash equivalents of approximately $49,985.

Based on our current operations, we have a monthly net cash burn of approximately $8,000.

Based on our current plan, we expect to have sufficient cash to fund operations for at least the next 12 months if we can marginally increase sales.

To date, our operations have been funded through minimal cash resources and have not included any external financing.

Liquidity Assumptions
Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing
There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness of $283,481 The material terms of such indebtedness are described in Item 24 of this Form C.

Known Trends, Events, and Uncertainties

Management is not currently aware of any known trends, events, or uncertainties

that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering:

The proceeds from this offering are expected to be used to double our capacity and cut labor costs. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Max Petrich, certify that:

(1) the financial statements of San Diego Tempeh LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of San Diego Tempeh LLC included in this Form reflects accurately the information reported on the tax return for San Diego Tempeh LLC filed for the most recently completed fiscal year.

Max Petrich

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers,

their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes

applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement

for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://sandiegotempeh.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
San Diego Tempeh LLC - SAFE + Rev Share 2026 (Cultured Foods)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Max Petrich

Appendix E: Supporting Documents

ttw_communications_187243_232113.pdf
ttw_communications_187243_232113.pdf
ttw_communications_187243_171643.pdf

Operating_Agreement_-_Cultured_Foods.pdf
Cultured_Foods_Investment_Deck_2026_x_RS.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- San Diego Tempeh LLC - SAFE + Rev Share 2026 (Cultured Foods)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Max Petrich

Appendix E: Supporting Documents

- ttw_communications_187243_232113.pdf
- ttw_communications_187243_232113.pdf
- ttw_communications_187243_171643.pdf
- Operating_Agreement_-_Cultured_Foods.pdf
- Cultured_Foods_Investment_Deck_2026_x_RS.pdf

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal

taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

- ☑ **I verify the Form C is 100% accurate**
- ☑ **I agree to the Wefunder Listing Agreement**
- ☑ **I agree to the Wefunder Tax Service Agreement**
- ☑ **I agree to the Lead Investor Agreement**
- ☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

San Diego Tempeh LLC

By

Max Petrich

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Max Petrich

Founder
4/13/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.